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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(A)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                      Integrated Healthcare Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                   45821T 10 8
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                                 (CUSIP Number)

     Kali P. Chaudhuri, 6800 Indiana Avenue, Suite 130, Riverside, CA 92506
                                 (951) 782-8812
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                July 2, 2007
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. | |

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



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CUSIP No. 45821T 10 8                 13D                         Page 2 of 6

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1. Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     KALI P. CHAUDHURI
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) |_|
     (b) |X|
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) PF
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e) |_|

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6.   Citizenship or Place of Organization UNITED STATES
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               7.   Sole Voting Power
 NUMBER OF          0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           39,789,788 (1)
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           39,789,788 (1)
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0 (1)
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person 39,789,788 (1)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) |_|
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13.  Percent of Class Represented by Amount in Row (11) 29.0%(1)
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14.  Type of Reporting Person (See Instructions) IN
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(1) The information set forth in Items 4, 5 and 6 is incorporated herein by reference.



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CUSIP No. 45821T 10 8                 13D                         Page 3 of 6

         Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 ("Exchange Act"), Reporting Person hereby files this Amendment No. 1 to
Schedule 13D ("Amendment") with the Securities and Exchange Commission ("Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on December 8, 2006 relating to the common stock of the Issuer.

         All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to them in the original Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 13D. All Rule citations used in the Schedule 13D and this Amendment are to the rules and regulations promulgated under the Exchange Act.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is amended and supplemented to reflect that personal funds of the Reporting Person, as well as surrender of the right to purchase shares under the January Warrant, were used in the transaction described in Item 4.


ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         The secured promissory notes issued to Reporting Person and Thomas pursuant to the Amended Rescission Agreement have been repaid. The January Warrant became exercisable on January 31, 2007 and expires on July 31, 2008. On July 2, 2007, Issuer issued to Reporting Person an aggregate of 39,789,788 shares of Issuer's common stock pursuant to exercise notices tendered by Reporting Person. Of the 39,789,788 shares, 23,089,846 shares were purchased on a net cashless basis, with Reporting Person surrendering the right to receive an additional 227,711 shares as payment of the exercise price, and 16,699,942 shares were purchased using $462,453.35 of Reporting Person's personal funds. Based upon information provided by Issuer, the 39,789,788 shares represented 20.0% of the Issuer's Fully-Diluted capital stock and 29.0% of the Issuer's outstanding shares of common stock, on the date of exercise. Accordingly, the replacement warrant to be issued by Issuer to Reporting Person will cover 19,982,501 shares of Issuer's common stock with an exercise price of $0.078 per share if exercised on or before July 30, 2007, $0.11 per share if exercised between July 31, 2007 and January 30, 2008, and $0.15 per share thereafter, and will be exercisable if and to the extent the number of shares previously received by Reporting Person upon exercise and the number of shares to be issued upon any proposed exercise does not exceed 20.0% of the Fully-Diluted shares of Issuer's capital stock. Reporting Person is aware that as reported by Issuer in a Form 8-K for July 2, 2007, Thomas has been issued 9,748,498 shares upon exercise of a portion of the Thomas Warrant.

         On July 2, 2007, Reporting Person entered into an irrevocable proxy ("Proxy") in favor of Bruce Mogel, who currently serves as Issuer's Chief Executive Officer ("Mogel"). Reporting Person is aware that as reported by Mogel in a Schedule 13D for July 2, 2007, Thomas also entered into a similar irrevocable proxy with Mogel. The Proxy provides Mr. Mogel with limited voting power over all shares that are held by Reporting Person as of July 2, 2007 or that may be acquired after such date upon additional exercises of the January Warrant, as well as any other shares of Issuer's common stock held or acquired by Reporting Person during the two-year term of the Proxy. The Proxy is limited in scope, and may only be exercised by Mogel to vote shares of Issuer's common stock with respect to the following:

         (i) the nomination and election of directors, appointment of directors to fill vacancies, and removal of directors, so long as the board of directors of Issuer, after giving effect to any stockholder action or series of stockholder actions proposed to be taken by use of the Proxy, is comprised of individuals a majority of whom are "independent directors" as defined in Rule 4200 of the NASD's Marketplace Rules;

         (ii) opposing amendments to the Articles of Incorporation or Bylaws of Issuer affecting the size of the board of directors, opposing changes in the classification of directors, and opposing changes in the voting rights of holders of capital stock of Issuer; and



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CUSIP No. 45821T 10 8                 13D                         Page 4 of 6

         (iii) ratification or approval of equity incentive plans of Issuer and amendments thereto (including, without limitation, approval of stock option plans under which employees and/or directors may receive option grants or awards, and increases in the number of shares authorized to be issued under such plans), so long as such equity incentive plans meet all of the following conditions: such plans are (A) reasonable and customary, (B) unanimously approved by the independent directors of Issuer and (C) do not permit grants or awards exceeding 10,000,000 shares per year.

         Further, Mogel's right to vote the Proxy is conditioned upon:

         (i) Thomas, or an alternative individual designated by Reporting Person, being elected to Issuer's board of directors in connection with the use of the Proxy or such individual must already be serving as a director of Issuer at the time the Proxy is used;

         (ii) the Proxy may only be used so long as Orange County Physicians Investment Network LLC ("OC-PIN") owns as least 59,098,430 shares of common stock of Issuer (as adjusted for stock splits, combinations and the like) and an individual designated by OC-PIN or who is a member of OC-PIN is being elected to Issuer's board of directors in connection with the use of the Proxy or is already serving as a director of Issuer at the time the Proxy is used; and

         (iii) subject to the terms of any instrument providing Mogel with beneficial ownership of shares of common stock of Issuer (other than shares owned by him), Mogel must, upon demand of Reporting Person, enter into a voting agreement or voting trust under which Mogel must agree to vote all of the shares beneficially owned by him (including shares over which Mogel may exercise voting power) at the time of any vote of Issuer's stockholders taken during the term of such voting agreement or voting trust in accordance with the manner in which the shares may be voted by Mogel under the Proxy.

         On July 11, 2007, Mogel and Reporting Person executed Amendment No. 1 to the Proxy, clarifying that the agreement by Reporting Person not to vote his shares during the term of the Proxy except as requested by Mogel only extended to matters with respect to which Reporting Person would otherwise be authorized to exercise the Proxy.

         References to, and descriptions the Proxy, as amended, in this Item 4 are qualified in their entirety by reference to Item 5 of this Amendment and by reference to the full text of the Proxy, as amended, which was filed as an exhibit to Mogel's Schedule 13D for July 2, 2007 and is incorporated herein in its entirety where such reference and descriptions appear.

         Except as set forth in the Schedule 13D, as amended by this Amendment, Reporting Person currently has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Reporting Person, however, may at any time and from time to time, review or reconsider his position with respect to any of such matters. Further, Reporting Person may exercise the January Warrant from time to time if and when additional shares become exercisable thereunder.


ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Item 5 of the Schedule 13D is amended and supplemented to reflect the occurrence of the following:

         (a) See Item 4 above. Reporting Person may be deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of up to a maximum of 59,772,289 shares of common stock in connection with the January Warrant (see Items 3, 4 and 6), including 39,789,788 shares owned as of July 2, 2007 and an additional 19,982,501 potential shares underlying the January Warrant. If the 20.0% beneficial ownership limitation described in Item 4 is taken into account, then the maximum number of shares of common stock issuable upon exercise of the January Warrant was zero as of July 2, 2007 because based on information from Issuer, Reporting Person beneficially owned 20.0% of the Fully-Diluted shares, and 29.0% of the outstanding shares, of Issuer's common stock as of July 2, 2007.

         (b) As indicated in Item 4, Reporting Person shares voting power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. Reporting Person has sole dispositive power with respect to the shares of common stock described as beneficially owned by Reporting Person in Item 5(a) above. However, Reporting Person has agreed, pursuant to the Proxy granted to Mogel, that Reporting Person shall not, without prior written consent of Mogel, take or permit any action, prior to termination of the Proxy, to directly or indirectly (i) sell, give, assign, transfer, exchange, pledge or otherwise dispose of or encumber, or make any offer or agreement relating to any of the foregoing with respect to, any of the shares that are the subject of the Proxy, except where the Proxy shall remain in full force and effect with respect to such shares after the consummation of the



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CUSIP No. 45821T 10 8                 13D                         Page 5 of 6

transaction, (ii) deposit any of the shares into a voting trust or enter into a voting agreement or arrangement with respect to any of the shares or grant any proxy or power of attorney with respect to any of the shares, or (iii) with respect to stockholder votes or actions with respect to which Mogel would be authorized to exercise the Proxy, vote or attempt to vote any of the shares at any meeting of Issuer's stockholders or in any action by written consent of Issuer's stockholders in lieu of a meeting, except in a manner requested by Mogel.

         (c) Other than as described herein, Reporting Person has not effected any transactions in the common stock since the filing of the original Schedule 13D on December 8, 2006.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is amended and supplemented to include the information contained in Items 4 and 5 of this Amendment.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is amended to read as follows:

Exhibit       Description
-------       -----------

   1 Secured Convertible Note Purchase Agreement dated as of September 28, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Issuer on October 5, 2004)

   2 First Amendment to Secured Convertible Note Purchase Agreement dated as of November 16, 2004 by and between Issuer and Reporting Person (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Issuer on November 22, 2004)

   3 Rescission, Restructuring and Assignment Agreement, dated as of January 27, 2005, by and among Issuer, Reporting Person, William E. Thomas, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Issuer on February 2, 2005)

   4 Form of Stock Purchase Warrant dated as of January 27, 2005, by and between Issuer and Reporting Person (incorporated by reference to Exhibit B-1 that is attached to Exhibit 99.1 of the Current Report on Form 8-K filed by Issuer on February 2, 2005)

   5 Payment Agreement dated as of January 31, 2005, by and among Issuer, Reporting Person, Anil V. Shah, M.D., and Orange County Physicians Investment Network, LLC (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A No. 2 filed by Reporting Person on March 10, 2005)

   6 Irrevocable Proxy dated as of July 2, 2007 by and between Bruce Mogel, as grantee, and Reporting Person, as grantor, and Amendment No. 1 dated July 11, 2007 (incorporated by reference to Exhibit 2 to
         Schedule 13D for July 2, 2007)



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CUSIP No. 45821T 10 8                 13D                         Page 6 of 6

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      July 11, 2007
                                            ------------------------------------
                                                          (Date)

                                            /s/ Kali P. Chaudhuri, an individual
                                            ------------------------------------
                                                        (Signature)